Filed Pursuant to Rule 433

Registration Nos. 333-222111,

333-222111-01

November 4, 2019

Baker Hughes, a GE company, LLC

Baker Hughes Co-Obligor, Inc.

Pricing Term Sheet

$525,000,000 3.138% Senior Notes due 2029

Issuers:	Baker Hughes, a GE company, LLC Baker Hughes Co-Obligor, Inc.

Anticipated Ratings (Ratings Outlook): (S&P / Moody’s)*:	A- (Stable) / A3 (Stable)

Trade Date:	November 4, 2019

Settlement Date**:	November 7, 2019 (T+3)

Security Type:	SEC Registered

Title of Securities:	3.138% Senior Notes due 2029

Maturity Date:	November 7, 2029

Principal Amount:	$525,000,000

Coupon:	3.138%

Interest Payment Dates:	Semi-annually on May 7 and November 7 of each year, beginning May 7, 2020

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.788%

Spread to Benchmark Treasury:	+ 135 bps

Yield to Maturity:	3.138%

Public Offering Price:	100.000% of the principal amount

Net Proceeds before Expenses:	$522,637,500

Optional Redemption:

Redeemable at any time before August 7, 2029 (the date three months prior to the stated maturity of the notes (the “Par Call Date”)) in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+25 bps, plus accrued and unpaid interest.

Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the notes to be redeemed plus accrued and unpaid interest.

CUSIP / ISIN:	05723K AG5 / US05723KAG58

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	UniCredit Capital Markets LLC Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuers expect that delivery of the notes will be made to investors on November 7, 2019, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial trade date of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322 or (ii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.